Second Quarter 2006
Earnings Release and
Supplemental Information





West Springfield Terrace
Springfield, Virginia



Beechwood Gardens
Philadelphia, Pennsylvania



Mid-Island Estates
Bay Shore, New York



850 Clinton Square • Rochester, NY 14604 • 585-546-4900 • homeproperties.com



SUPPLEMENTAL FINANCIAL INFORMATION
SECOND QUARTER 2006
TABLE OF CONTENTS

HOME PROPERTIES OWNED COMMUNITY RESULTS

Second Quarter 2006						2Q '06 versus 2Q '05				
						% Growth				
	# of	Date	2Q '06	2Q '06	Year Ago	Rental	Rental	NOI	2Q '06	%
	Apts.	Acqu.	Rent/Mo.	Occup.	Occup.	Rates	Revs.	w/ G&A	% NOI w/ G&A	#Units
Baltimore Region										
Bonnie Ridge	960	7/1/1999	$ 987	93.1%	92.0%	-1.3%	-0.1%	4.9%		
Canterbury Apartments	618	7/16/1999	$ 856	95.9%	93.1%	4.0%	7.0%	11.9%		
Country Village	344	4/30/1998	$ 831	93.1%	94.3%	4.7%	3.5%	21.7%		
Falcon Crest	396	7/16/1999	$ 919	91.0%	88.9%	4.9%	7.3%	22.9%		
Fenland Field	234	8/1/2001	$ 1,043	97.0%	92.1%	1.8%	7.2%	17.1%		
Gateway Village	132	7/16/1999	$ 1,197	89.6%	93.1%	5.7%	1.7%	3.4%		
Mill Towne Village Apts	384	5/31/2001	$ 816	93.2%	94.5%	4.4%	2.9%	13.4%		
Morningside Heights	1,050	4/30/1998	$ 827	94.3%	93.1%	2.9%	4.2%	14.6%		
Owings Run	504	7/16/1999	$ 1,064	94.2%	94.2%	6.6%	6.7%	13.4%		
Ridgeview at Wakefield Valley	204	1/13/2005	$ 999	96.3%	91.9%	1.2%	6.1%	5.2%		
Selford Townhomes	102	7/16/1999	$ 1,226	96.4%	93.8%	4.1%	7.0%	10.7%		
Shakespeare Park	84	7/16/1999	$ 823	95.6%	94.9%	1.8%	2.4%	16.1%		
Timbercroft Townhomes	284	7/16/1999	$ 790	99.2%	98.1%	6.5%	7.7%	14.9%		
Village Square Townhomes	370	7/16/1999	$ 1,077	96.2%	95.6%	5.2%	5.9%	10.3%		
Woodholme Manor	177	3/31/2001	$ 778	93.2%	94.0%	8.1%	7.2%	25.2%		
Total Baltimore Region	5,843		$ 925	94.3%	93.2%	3.3%	4.6%	12.4%	14.8%	15.1%
Boston Region:										
Gardencrest	696	6/28/2002	$ 1,371	96.7%	95.4%	4.4%	5.8%	6.4%		
Highland House	172	5/31/2006	$ 1,128	93.3%	n/a	n/a	n/a	n/a		
Liberty Place	107	6/6/2006	$ 1,342	89.9%	n/a	n/a	n/a	n/a		
Stone Ends	280	2/12/2003	$ 1,206	96.3%	95.3%	3.2%	4.3%	8.4%		
The Village at Marshfield	276	3/17/2004	$ 1,125	95.8%	94.2%	3.1%	4.9%	21.8%		
Total Boston Region	1,531		$ 1,280	96.5%	95.2%	3.9%	5.3%	9.6%	4.4%	4.0%
Buffalo, NY Region:										
Emerson Square	96	10/15/1997	$ 694	96.3%	95.9%	1.7%	2.2%	2.9%		
Idylwood	720	1/1/1995	$ 681	91.5%	94.6%	0.7%	-2.7%	1.6%		
Paradise Lane	324	10/15/1997	$ 699	86.0%	91.0%	-0.3%	-5.7%	-10.4%		
Raintree Island	504	8/4/1994	$ 719	89.0%	88.7%	-1.3%	-1.0%	-2.9%		
Total Buffalo Region	1,644		$ 697	89.9%	92.1%	-0.1%	-2.5%	-1.9%	2.1%	4.3%
Florida Region										
The Hamptons	668	7/7/2004	$ 965	94.9%	97.0%	11.2%	8.8%	16.2%		
Vinings at Hampton Village	168	7/7/2004	$ 1,038	95.1%	92.0%	9.9%	13.6%	24.0%		
Total Florida Region	836		980	94.9%	95.9%	10.93%	9.8%	17.7%	1.9%	2.2%
Hudson Valley Region										
Carriage Hill	140	7/17/1996	$ 1,207	95.2%	92.7%	0.7%	3.4%	4.3%		
Cornwall Park	75	7/17/1996	$ 1,594	97.4%	89.7%	-2.2%	6.3%	11.1%		
Lakeshore Villas	152	7/17/1996	$ 1,064	89.9%	93.3%	1.7%	-2.0%	5.4%		
Patricia	100	7/7/1998	$ 1,373	95.4%	95.8%	3.0%	2.6%	18.3%		
Sherwood Consolidation	224	10/11/2002	$ 1,178	97.7%	96.9%	10.2%	11.1%	41.7%		
Sunset Gardens	217	7/17/1996	$ 936	94.7%	95.5%	2.7%	1.8%	-1.6%		
Total Hudson Valley Region	908		$ 1,161	95.2%	94.4%	3.4%	4.3%	12.9%	2.5%	2.4%
Illinois Region										
Blackhawk	371	10/20/2000	$ 845	89.5%	91.4%	2.5%	0.4%	9.2%		
Courtyards Village	224	8/29/2001	$ 768	97.7%	93.4%	2.9%	7.7%	39.3%		
Cypress Place	192	12/27/2000	$ 904	95.9%	93.2%	1.5%	4.4%	7.4%		
The Colony	783	9/1/1999	$ 813	94.6%	93.1%	0.5%	2.1%	7.4%		
The New Colonies	672	6/23/1998	$ 701	94.9%	90.9%	0.5%	4.9%	27.4%		
Total Illinois Region	2,242		$ 788	94.2%	92.2%	1.2%	3.3%	16.1%	3.7%	5.8%
Long Island, NY Region										
Bayview / Colonial	160	11/1/2000	$ 1,179	96.3%	95.8%	3.3%	3.8%	21.9%		
Cambridge Village	82	3/1/2002	$ 1,533	97.3%	98.2%	6.5%	5.5%	12.4%		
Coventry Village	94	7/31/1998	$ 1,354	95.6%	96.1%	1.7%	1.1%	1.9%		
Devonshire Hills	297	7/16/2001	$ 1,718	94.7%	98.0%	4.1%	0.5%	0.9%		
East Winds	96	11/1/2000	$ 1,141	97.0%	93.4%	2.7%	6.7%	19.5%		
Hawthorne Court	434	4/4/2002	$ 1,364	94.0%	94.4%	3.1%	2.6%	14.8%		
Heritage Square	80	4/4/2002	$ 1,523	97.1%	98.0%	6.6%	5.6%	1.8%		
Holiday Square	144	5/31/2002	$ 1,082	96.1%	92.8%	4.7%	8.3%	21.3%		
Lake Grove Apartments	368	2/3/1997	$ 1,395	95.2%	93.4%	2.5%	4.5%	8.0%		
Maple Tree	84	11/1/2000	$ 1,151	92.5%	90.5%	1.5%	3.8%	17.4%		
Mid- Island Estates	232	7/1/1997	$ 1,249	93.5%	93.7%	2.3%	2.1%	9.8%		
Rider Terrace	24	11/1/2000	$ 1,250	92.1%	95.2%	1.8%	-1.4%	6.0%		
Sayville Commons	342	7/15/2005	$ 1,382	98.5%	n/a	n/a	n/a	n/a		
South Bay Manor	61	9/11/2000	$ 1,518	92.7%	91.4%	-0.4%	1.0%	21.6%		
Southern Meadows	452	6/29/2001	$ 1,356	95.6%	95.3%	2.8%	3.2%	2.2%		
Stratford Greens	359	3/1/2002	$ 1,405	95.2%	95.7%	2.7%	2.2%	0.6%		
Terry Apartments	65	11/1/2000	$ 1,150	98.9%	98.6%	4.6%	5.0%	16.9%		
Westwood Village Apts	242	3/1/2002	$ 2,150	95.1%	96.9%	3.4%	1.5%	16.1%		
Woodmont Village Apts	96	3/1/2002	$ 1,277	96.4%	93.6%	3.7%	6.8%	14.9%		
Yorkshire Village Apts	40	3/1/2002	$ 1,548	94.3%	96.7%	4.7%	2.0%	7.2%		
Total Long Island Region	3,752		$ 1,419	95.4%	95.3%	3.2%	3.0%	8.6%	13.8%	9.7%

HOME PROPERTIES OWNED COMMUNITY RESULTS

| Second Quarter 2006 | | | | | | 2Q '06 versus 2Q '05 | | | | |
| | | | | | | % Growth | | | | |
	# of Apts.	Date Acqu.	2Q '06 Rent/Mo.	2Q '06 Occup.	Year Ago Occup.	Rental Rates	Rental Revs.	NOI w/ G&A	2Q '06 % NOI w/ G&A	% #Units
Maine Region										
Liberty Commons	84	8/1/2005	$ 657	97.2%	n/a	n/a	n/a	n/a		
Mill Co. Gardens	95	7/7/1998	$ 756	96.6%	97.3%	1.6%	0.9%	-1.2%		
Redbank Village	500	7/7/1998	$ 804	93.1%	92.8%	1.4%	1.7%	4.6%		
Total Maine Region	679		$ 779	94.0%	93.5%	1.4%	1.6%	3.8%	1.4%	1.8%
New Jersey Region										
Barrington Gardens	148	3/1/2005	$ 838	97.9%	96.4%	9.7%	11.3%	108.8%		
Chatham Hill Apartments	308	1/30/2004	$ 1,571	94.7%	96.0%	6.4%	4.9%	48.9%		
East Hill Gardens	33	7/7/1998	$ 1,430	99.0%	98.1%	4.0%	5.0%	6.5%		
Hackensack Gardens	198	3/1/2005	$ 855	98.6%	96.9%	10.1%	11.9%	17.7%		
Lakeview	106	7/7/1998	$ 1,241	97.1%	95.3%	4.2%	6.1%	13.8%		
Northwood Apartments	134	1/30/2004	$ 1,174	93.8%	94.7%	3.7%	2.7%	15.7%		
Oak Manor	77	7/7/1998	$ 1,703	99.3%	96.9%	1.8%	4.4%	16.8%		
Pleasant View	1,142	7/7/1998	$ 1,055	95.0%	94.6%	3.7%	4.1%	5.8%		
Pleasure Bay	270	7/7/1998	$ 1,051	96.0%	95.5%	5.7%	6.2%	23.2%		
Regency Club	372	9/24/2004	$ 1,102	92.1%	95.6%	3.3%	-0.5%	-0.5%		
Royal Gardens Apartments	550	5/28/1997	$ 1,121	95.5%	92.6%	3.6%	6.8%	7.8%		
Wayne Village	275	7/7/1998	$ 1,269	97.7%	95.3%	4.9%	7.5%	14.5%		
Windsor Realty	67	7/7/1998	$ 1,131	93.4%	91.7%	3.5%	5.4%	17.9%		
Total New Jersey Region	3,680		$ 1,137	95.4%	94.9%	4.6%	5.1%	15.5%	11.0%	9.5%
Philadelphia Region										
Beechwood Gardens	160	7/7/1998	$ 826	92.8%	93.9%	0.5%	-0.7%	12.8%		
Castle Club	158	3/15/2000	$ 929	91.7%	92.3%	3.9%	3.2%	21.1%		
Chesterfield	247	9/23/1997	$ 898	96.2%	97.0%	2.9%	2.0%	15.1%		
Curren Terrace	318	9/23/1997	$ 905	92.3%	93.8%	-0.3%	-1.9%	3.6%		
Executive House	100	9/23/1997	$ 947	90.2%	96.0%	3.2%	-3.0%	-3.6%		
Glen Brook	174	7/28/1999	$ 818	90.5%	94.2%	9.2%	4.8%	23.0%		
Glen Manor	174	9/23/1997	$ 764	90.7%	92.7%	0.2%	-1.9%	2.2%		
Golf Club	399	3/15/2000	$ 1,005	93.4%	91.9%	0.0%	1.6%	16.1%		
Hill Brook Place	274	7/28/1999	$ 877	93.9%	94.3%	3.2%	2.8%	11.8%		
Home Properties of Bryn Mawr	316	3/15/2000	$ 1,050	91.9%	91.5%	1.3%	1.7%	11.2%		
Home Properties of Devon	631	3/15/2000	$ 1,093	93.2%	89.6%	4.0%	8.2%	27.0%		
Home Properties of Newark	432	7/16/1999	$ 857	94.5%	95.9%	5.1%	3.5%	0.1%		
New Orleans Park	442	7/28/1999	$ 814	95.7%	93.0%	3.1%	6.1%	23.3%		
Racquet Club	466	7/7/1998	$ 1,020	94.0%	95.7%	2.5%	0.7%	1.2%		
Racquet Club South	103	5/27/1999	$ 874	93.2%	96.1%	2.6%	-0.5%	20.2%		
Ridley Brook	244	7/28/1999	$ 876	96.6%	94.9%	4.1%	5.9%	19.6%		
Sherry Lake	298	7/23/1998	$ 1,156	93.6%	93.7%	2.5%	2.4%	13.8%		
The Brooke at Peachtree Village	146	8/15/2005	$ 1,010	96.7%	n/a	n/a	n/a	n/a		
The Landings	384	11/25/1996	$ 969	94.1%	97.2%	1.8%	-1.5%	5.2%		
Trexler Park	249	3/15/2000	$ 1,052	91.4%	93.0%	3.3%	1.5%	9.3%		
Trexler Park West	12	6/23/2006	$ 1,093	8.3%	n/a	n/a	n/a	n/a		
Valley View	177	9/23/1997	$ 834	87.0%	90.1%	3.8%	0.1%	8.8%		
Village Square	128	9/23/1997	$ 910	95.7%	96.6%	0.4%	-0.6%	13.3%		
William Henry	363	3/15/2000	$ 1,111	91.8%	91.1%	1.6%	2.4%	5.1%		
Total Philadelphia Region	6,395		$ 959	93.3%	93.5%	2.6%	2.4%	11.6%	15.4%	16.6%
Rochester, NY Region:										
1600 East Avenue	164	9/18/1997	$ 1,028	92.0%	92.3%	-2.1%	-2.4%	5.6%		
1600 Elmwood	210	8/4/1994	$ 918	94.9%	94.0%	-0.8%	0.2%	-1.5%		
Brook Hill	192	8/4/1994	$ 858	92.9%	90.5%	0.2%	2.8%	2.9%		
Newcastle Apartments	197	8/4/1994	$ 753	94.0%	92.3%	-1.8%	0.1%	3.6%		
Perinton Manor	224	8/4/1994	$ 811	95.3%	94.0%	-1.4%	0.0%	18.4%		
Riverton Knolls	240	8/4/1994	$ 862	89.6%	92.9%	2.3%	-1.4%	2.9%		
Spanish Gardens	220	8/4/1994	$ 681	93.5%	92.9%	-2.2%	-1.6%	8.5%		
The Meadows	113	8/4/1994	$ 761	92.4%	96.8%	-1.1%	-5.6%	-8.9%		
Woodgate	120	6/30/1997	$ 785	94.4%	93.6%	-5.7%	-4.9%	4.4%		
Total Rochester Region	1,680		$ 829	93.2%	93.1%	-1.1%	-1.0%	4.4%	2.9%	4.3%

HOME PROPERTIES OWNED COMMUNITY RESULTS

Second Quarter 2006	# of Apts.	Date Acqu.	2Q '06 Rent/Mo.	2Q '06 Occup.	Year Ago Occup.	2Q '06 versus 2Q '05 % Growth Rental Rates	Rental Revs.	NOI w/ G&A	2Q '06 % NOI w/ G&A	% #Units
Syracuse, NY Region:										
Fairview Heights	214	8/4/1994	$ 998	86.9%	83.3%	0.2%	4.6%	11.1%		
Harborside Manor	281	9/30/1994	$ 684	91.0%	94.7%	-1.3%	-5.2%	-12.5%		
Pearl Street	60	5/17/1995	$ 626	94.5%	89.4%	2.3%	8.1%	7.7%		
Village Green (inclu Fairways)	448	12/19/1994	$ 712	90.0%	91.6%	0.6%	-1.2%	-8.5%		
Westminster Place	240	1/1/1996	$ 685	90.9%	91.3%	0.7%	0.3%	11.2%		
Total Syracuse Region	1,243		$ 746	89.9%	90.2%	0.2%	-0.2%	-1.7%	1.7%	3.2%
Washington DC Region										
Braddock Lee	255	3/16/1998	$ 1,204	94.8%	94.7%	2.5%	2.7%	6.1%		
Brittany Place	591	8/22/2002	$ 1,069	92.9%	91.9%	2.4%	3.5%	29.4%		
Cider Mill	864	9/27/2002	$ 1,053	95.4%	93.1%	2.2%	4.6%	9.8%		
Cinnamon Run	511	12/28/2005	$ 1,120	95.5%	n/a	n/a	n/a	n/a		
East Meadow	150	8/1/2000	$ 1,261	96.6%	95.8%	2.6%	3.5%	8.0%		
Elmwood Terrace	504	6/30/2000	$ 844	92.3%	87.1%	1.6%	7.8%	17.9%		
Falkland Chase	450	9/10/2003	$ 1,203	94.4%	92.0%	4.0%	6.8%	2.2%		
Orleans Village	851	11/16/2000	$ 1,247	94.7%	93.3%	6.0%	7.5%	14.6%		
Park Shirlington	294	3/16/1998	$ 1,189	93.9%	93.8%	2.9%	2.9%	-4.3%		
Peppertree Farm	881	12/28/2005	$ 1,092	84.9%	n/a	n/a	n/a	n/a		
Seminary Hill	296	7/1/1999	$ 1,184	95.9%	92.4%	1.4%	5.2%	14.0%		
Seminary Towers	539	7/1/1999	$ 1,205	95.6%	92.3%	2.2%	5.8%	13.7%		
Tamarron Apartments	132	7/16/1999	$ 1,307	96.0%	95.1%	7.7%	8.7%	19.5%		
The Apts at Wellington Trace	240	3/2/2004	$ 1,190	97.8%	95.6%	2.4%	4.8%	8.2%		
The Manor - MD	435	8/31/2001	$ 1,122	92.3%	92.8%	0.9%	0.4%	5.1%		
The Manor - VA	198	2/19/1999	$ 984	94.2%	94.0%	1.5%	1.6%	18.8%		
The Sycamores	185	12/16/2002	$ 1,264	97.8%	97.0%	6.5%	7.4%	18.9%		
Virginia Village	344	5/31/2001	$ 1,212	95.9%	96.6%	1.2%	0.3%	-1.4%		
West Springfield	244	11/18/2002	$ 1,330	94.8%	96.4%	6.6%	4.7%	9.4%		
Woodleaf Apartments	228	3/19/2004	$ 1,044	92.8%	93.7%	4.7%	3.8%	14.8%		
Total Washington DC Region	8,192		$ 1,136	93.7%	93.3%	3.2%	4.7%	10.9%	24.4%	21.1%
TOTAL OWNED PORTFOLIO	**38,625**		**$ 1,033**	**94.1%**	n/a	n/a	n/a	n/a	100.0%	100.0%
TOTAL CORE PORTFOLIO	**35,820**		**$ 1,029**	**94.2%**	**93.7%**	**2.9%**	**3.5%**	**10.7%**		

HOME PROPERTIES OWNED COMMUNITY RESULTS

June YTD	# of Apts.	Date Acqu.	YTD '06 Rent/Mo.	YTD '06 Occup.	Year Ago Occup.	YTD '06 versus YTD '05 % Growth Rental Rates	Rental Revs.	NOI w/ G&A	YTD '06 NOI w/ G&A	% #Units
Baltimore Region										
Bonnie Ridge	960	7/1/1999	$ 980	93.3%	91.6%	-1.6%	0.1%	-0.5%		
Canterbury Apartments	618	7/16/1999	$ 851	95.3%	93.1%	3.5%	5.9%	8.9%		
Country Village	344	4/30/1998	$ 827	94.2%	91.8%	4.2%	6.9%	18.9%		
Falcon Crest	396	7/16/1999	$ 913	90.6%	88.5%	4.4%	6.9%	17.1%		
Fenland Field	234	8/1/2001	$ 1,039	95.2%	93.2%	2.0%	4.1%	5.2%		
Gateway Village	132	7/16/1999	$ 1,189	90.8%	91.1%	5.3%	5.0%	10.5%		
Mill Towne Village Apts	384	5/31/2001	$ 809	94.3%	93.9%	3.8%	4.3%	11.3%		
Morningside Heights	1,050	4/30/1998	$ 823	94.4%	94.1%	2.9%	3.2%	7.4%		
Owings Run	504	7/16/1999	$ 1,053	94.0%	94.2%	6.1%	5.9%	13.0%		
Ridgeview at Wakefield Valley	204	1/13/2005	$ 993	95.5%	n/a	n/a	n/a	n/a		
Selford Townhomes	102	7/16/1999	$ 1,215	93.2%	92.9%	3.6%	3.9%	3.8%		
Shakespeare Park	84	7/16/1999	$ 817	97.3%	96.9%	1.1%	1.4%	5.8%		
Timbercroft Townhomes	284	7/16/1999	$ 787	99.4%	98.5%	6.4%	7.4%	14.4%		
Village Square Townhomes	370	7/16/1999	$ 1,073	96.0%	95.2%	5.4%	6.4%	8.8%		
Woodholme Manor	177	3/31/2001	$ 773	93.5%	90.7%	8.4%	11.8%	27.2%		
Total Baltimore Region	5,843		$ 919	94.3%	93.1%	3.1%	4.4%	8.8%	15.3%	15.1%
Boston Region:										
Gardencrest	696	6/28/2002	$ 1,364	96.4%	94.5%	4.2%	6.3%	5.5%		
Highland House	172	5/31/2006	$ 1,128	93.3%	n/a	n/a	n/a	n/a		
Liberty Place	107	6/6/2006	$ 1,342	89.9%	n/a	n/a	n/a	n/a		
Stone Ends	280	2/12/2003	$ 1,200	96.1%	94.9%	3.1%	4.4%	9.9%		
The Village at Marshfield	276	3/17/2004	$ 1,119	94.8%	93.9%	3.4%	4.4%	28.1%		
Total Boston Region	1,531		$ 1,273	96.0%	94.5%	3.8%	5.5%	10.5%	4.2%	4.0%
Buffalo, NY Region:										
Emerson Square	96	10/15/1997	$ 692	97.0%	95.8%	1.6%	2.9%	-1.5%		
Idylwood	720	1/1/1995	$ 679	92.1%	93.3%	0.7%	-0.6%	1.4%		
Paradise Lane	324	10/15/1997	$ 696	86.9%	91.4%	-0.8%	-5.7%	-18.4%		
Raintree Island	504	8/4/1994	$ 717	90.6%	89.0%	-1.8%	-0.1%	-4.9%		
Total Buffalo Region	1,644		$ 695	90.9%	91.7%	-0.4%	-1.2%	-4.6%	2.0%	4.3%
Florida Region										
The Hamptons	668	7/7/2004	$ 951	95.1%	96.1%	10.6%	9.5%	14.4%		
Vinings at Hampton Village	168	7/7/2004	$ 1,025	95.4%	94.1%	9.5%	11.0%	25.6%		
Total Florida Region	836		$ 966	95.2%	95.7%	10.3%	9.8%	16.6%	1.9%	2.2%
Hudson Valley Region										
Carriage Hill	140	7/17/1996	$ 1,198	93.0%	91.8%	-0.8%	0.5%	-4.2%		
Cornwall Park	75	7/17/1996	$ 1,593	92.6%	87.5%	-1.9%	3.8%	3.4%		
Lakeshore Villas	152	7/17/1996	$ 1,064	91.3%	93.4%	2.7%	0.4%	3.2%		
Patricia	100	7/7/1998	$ 1,366	92.9%	95.8%	2.7%	-0.5%	-5.1%		
Sherwood Consolidation	224	10/11/2002	$ 1,170	96.5%	97.0%	10.1%	9.4%	26.4%		
Sunset Gardens	217	7/17/1996	$ 928	95.6%	94.7%	2.6%	3.6%	-3.5%		
Total Hudson Valley Region	908		$ 1,155	94.0%	93.8%	3.3%	3.5%	3.9%	2.2%	2.4%
Illinois Region										
Blackhawk	371	10/20/2000	$ 839	90.9%	89.8%	0.9%	2.3%	10.4%		
Courtyards Village	224	8/29/2001	$ 766	96.3%	93.7%	2.1%	5.0%	18.1%		
Cypress Place	192	12/27/2000	$ 898	95.6%	92.9%	0.7%	3.7%	9.6%		
The Colony	783	9/1/1999	$ 807	95.6%	91.6%	-0.8%	3.6%	10.7%		
The New Colonies	672	6/23/1998	$ 699	93.2%	90.7%	-0.4%	2.4%	11.2%		
Total Illinois Region	2,242		$ 784	94.2%	91.4%	0.0%	3.2%	11.3%	3.8%	5.8%
Long Island, NY Region										
Bayview / Colonial	160	11/1/2000	$ 1,175	95.3%	95.4%	3.1%	3.0%	7.9%		
Cambridge Village	82	3/1/2002	$ 1,523	95.6%	97.5%	7.0%	4.9%	15.8%		
Coventry Village	94	7/31/1998	$ 1,355	95.3%	96.5%	1.9%	0.7%	-1.2%		
Devonshire Hills	297	7/16/2001	$ 1,705	94.8%	96.2%	3.5%	2.0%	4.3%		
East Winds	96	11/1/2000	$ 1,137	96.4%	93.8%	2.6%	5.5%	16.9%		
Hawthorne Court	434	4/4/2002	$ 1,362	93.3%	94.5%	3.6%	2.2%	8.1%		
Heritage Square	80	4/4/2002	$ 1,509	98.0%	98.3%	7.5%	7.1%	5.7%		
Holiday Square	144	5/31/2002	$ 1,078	95.5%	93.6%	4.7%	6.8%	23.6%		
Lake Grove Apartments	368	2/3/1997	$ 1,388	94.4%	92.8%	2.1%	3.9%	6.1%		
Maple Tree	84	11/1/2000	$ 1,151	94.5%	92.2%	1.8%	4.3%	16.0%		
Mid- Island Estates	232	7/1/1997	$ 1,246	92.2%	94.8%	2.3%	-0.5%	3.3%		
Rider Terrace	24	11/1/2000	$ 1,239	95.1%	91.2%	1.9%	6.3%	26.4%		
Sayville Commons	342	7/15/2005	$ 1,374	98.3%	n/a	n/a	n/a	n/a		
South Bay Manor	61	9/11/2000	$ 1,523	90.3%	92.5%	-0.1%	-2.5%	10.0%		
Southern Meadows	452	6/29/2001	$ 1,350	95.7%	94.9%	2.5%	3.4%	2.1%		
Stratford Greens	359	3/1/2002	$ 1,407	94.9%	95.6%	2.8%	2.0%	1.7%		
Terry Apartments	65	11/1/2000	$ 1,142	98.5%	98.2%	3.9%	4.3%	15.8%		
Westwood Village Apts	242	3/1/2002	$ 2,141	95.0%	94.8%	3.8%	4.1%	15.1%		
Woodmont Village Apts	96	3/1/2002	$ 1,272	95.7%	94.8%	3.6%	4.5%	10.6%		
Yorkshire Village Apts	40	3/1/2002	$ 1,549	96.9%	97.3%	6.3%	5.9%	6.8%		
Total Long Island Region	3,752		$ 1,414	95.1%	94.9%	3.2%	3.0%	7.2%	14.0%	9.7%

HOME PROPERTIES OWNED COMMUNITY RESULTS

June YTD						YTD '06 versus YTD '05				
						% Growth				
	# of	Date	YTD '06	YTD '06	Year Ago	Rental	Rental	NOI	YTD '06	%
	Apts.	Acqu.	Rent/Mo.	Occup.	Occup.	Rates	Revs.	w/ G&A	NOI w/ G&A	#Units
Maine Region										
Liberty Commons	84	8/1/2005	$ 626	98.5%	n/a	n/a	n/a	n/a		
Mill Co. Gardens	95	7/7/1998	$ 751	94.1%	96.2%	1.6%	-0.7%	-3.1%		
Redbank Village	500	7/7/1998	$ 799	93.1%	92.0%	1.3%	2.5%	3.4%		
Total Maine Region	679		$ 771	93.8%	92.6%	1.3%	2.0%	2.5%	1.4%	1.8%
New Jersey Region										
Barrington Gardens	148	3/1/2005	$ 830	97.2%	n/a	n/a	n/a	n/a		
Chatham Hill Apartments	308	1/30/2004	$ 1,562	95.7%	95.2%	6.5%	7.1%	38.2%		
East Hill Gardens	33	7/7/1998	$ 1,421	99.5%	99.0%	4.0%	4.5%	8.8%		
Hackensack Gardens	198	3/1/2005	$ 848	98.6%	n/a	n/a	n/a	n/a		
Lakeview	106	7/7/1998	$ 1,231	98.0%	94.0%	4.0%	8.5%	6.9%		
Northwood Apartments	134	1/30/2004	$ 1,174	94.8%	95.5%	4.4%	3.7%	14.4%		
Oak Manor	77	7/7/1998	$ 1,701	98.3%	96.8%	2.2%	3.9%	5.7%		
Pleasant View	1,142	7/7/1998	$ 1,043	95.3%	92.8%	2.7%	5.5%	5.2%		
Pleasure Bay	270	7/7/1998	$ 1,045	94.2%	95.4%	6.2%	4.8%	8.9%		
Regency Club	372	9/24/2004	$ 1,097	91.8%	96.2%	3.6%	-1.1%	-4.0%		
Royal Gardens Apartments	550	5/28/1997	$ 1,108	95.6%	91.5%	3.2%	7.8%	7.7%		
Wayne Village	275	7/7/1998	$ 1,262	97.5%	94.8%	5.3%	8.3%	6.4%		
Windsor Realty	67	7/7/1998	$ 1,129	94.8%	93.3%	3.8%	5.5%	6.2%		
Total New Jersey Region	3,680		$ 1,128	95.5%	94.0%	4.0%	5.5%	9.6%	10.5%	9.5%
Philadelphia Region										
Beechwood Gardens	160	7/7/1998	$ 826	92.5%	93.5%	0.0%	-1.1%	13.3%		
Castle Club	158	3/15/2000	$ 924	93.7%	93.5%	3.1%	3.2%	10.4%		
Chesterfield	247	9/23/1997	$ 893	95.9%	96.2%	2.8%	2.5%	10.1%		
Curren Terrace	318	9/23/1997	$ 905	92.9%	95.1%	-0.1%	-2.4%	-3.1%		
Executive House	100	9/23/1997	$ 948	90.5%	96.0%	3.4%	-2.5%	-9.8%		
Glen Brook	174	7/28/1999	$ 810	91.7%	92.3%	7.3%	6.6%	18.8%		
Glen Manor	174	9/23/1997	$ 760	90.6%	94.0%	0.4%	-3.3%	-1.2%		
Golf Club	399	3/15/2000	$ 1,005	92.5%	91.6%	0.3%	1.3%	10.0%		
Hill Brook Place	274	7/28/1999	$ 870	94.4%	95.2%	3.6%	2.8%	9.5%		
Home Properties of Bryn Mawr	316	3/15/2000	$ 1,044	92.2%	91.5%	1.2%	2.0%	10.9%		
Home Properties of Devon	631	3/15/2000	$ 1,083	92.9%	86.6%	2.6%	10.0%	24.5%		
Home Properties of Newark	432	7/16/1999	$ 855	94.0%	95.9%	5.4%	3.4%	0.9%		
New Orleans Park	442	7/28/1999	$ 809	95.0%	93.5%	2.9%	4.6%	10.5%		
Racquet Club	466	7/7/1998	$ 1,018	93.5%	96.2%	2.6%	-0.3%	-1.4%		
Racquet Club South	103	5/27/1999	$ 874	94.0%	96.1%	3.0%	0.7%	8.2%		
Ridley Brook	244	7/28/1999	$ 867	96.6%	94.5%	4.1%	6.5%	14.8%		
Sherry Lake	298	7/23/1998	$ 1,153	93.7%	94.2%	2.9%	2.2%	8.9%		
The Brooke at Peachtree Village	146	8/15/2005	$ 1,001	96.8%	n/a	n/a	n/a	n/a		
The Landings	384	11/25/1996	$ 964	93.4%	95.1%	1.2%	-0.7%	6.1%		
Trexler Park	249	3/15/2000	$ 1,054	88.3%	92.6%	3.2%	-1.5%	-0.2%		
Trexler Park West	12	6/23/2006	$ 1,093	8.3%	n/a	n/a	n/a	n/a		
Valley View	177	9/23/1997	$ 829	89.4%	90.4%	3.8%	2.6%	3.6%		
Village Square	128	9/23/1997	$ 904	93.3%	96.5%	-0.1%	-3.3%	4.7%		
William Henry	363	3/15/2000	$ 1,104	91.9%	91.9%	1.3%	1.4%	0.7%		
Total Philadelphia Region	6,395		$ 955	93.1%	93.1%	2.4%	2.3%	7.3%	15.0%	16.6%
Rochester, NY Region:										
1600 East Avenue	164	9/18/1997	$ 1,022	91.8%	89.1%	-1.9%	1.0%	11.0%		
1600 Elmwood	210	8/4/1994	$ 919	95.1%	94.5%	-0.7%	0.0%	-4.5%		
Brook Hill	192	8/4/1994	$ 853	92.8%	89.5%	-1.3%	2.3%	2.5%		
Newcastle Apartments	197	8/4/1994	$ 749	93.0%	92.7%	-2.4%	-2.1%	-2.4%		
Perinton Manor	224	8/4/1994	$ 811	95.1%	94.0%	-1.2%	0.0%	13.0%		
Riverton Knolls	240	8/4/1994	$ 853	91.6%	91.7%	1.9%	1.8%	6.0%		
Spanish Gardens	220	8/4/1994	$ 676	94.0%	89.6%	-3.5%	1.2%	14.0%		
The Meadows	113	8/4/1994	$ 758	92.5%	98.0%	-1.2%	-6.7%	-17.8%		
Woodgate	120	6/30/1997	$ 788	92.4%	94.6%	-5.0%	-7.2%	-5.2%		
Total Rochester Region	1,680		$ 826	93.2%	92.3%	-1.4%	-0.4%	2.8%	2.9%	4.3%

HOME PROPERTIES OWNED COMMUNITY RESULTS

June YTD						YTD '06 versus YTD '05				
							% Growth			
	# of	Date	YTD '06	YTD '06	Year Ago	Rental	Rental	NOI	YTD '06	%
	Apts.	Acqu.	Rent/Mo.	Occup.	Occup.	Rates	Revs.	w/ G&A	NOI w/ G&A	#Units
Syracuse, NY Region:										
Fairview Heights	214	8/4/1994	$ 1,002	88.0%	85.2%	1.3%	4.7%	12.8%		
Harborside Manor	281	9/30/1994	$ 689	92.5%	96.0%	0.0%	-3.6%	-12.5%		
Pearl Street	60	5/17/1995	$ 625	92.2%	93.3%	2.8%	1.6%	-3.2%		
Village Green (inclu Fairways)	448	12/19/1994	$ 708	89.0%	89.2%	0.6%	0.3%	-3.9%		
Westminster Place	240	1/1/1996	$ 684	93.3%	92.3%	0.9%	2.0%	12.6%		
Total Syracuse Region	1,243		$ 746	90.4%	90.4%	0.8%	0.7%	0.6%	1.7%	3.2%
Washington DC Region										
Braddock Lee	255	3/16/1998	$ 1,201	95.7%	93.7%	2.7%	5.0%	7.3%		
Brittany Place	591	8/22/2002	$ 1,062	93.5%	90.5%	0.5%	3.8%	20.4%		
Cider Mill	864	9/27/2002	$ 1,047	94.7%	93.3%	1.7%	3.3%	6.2%		
Cinnamon Run	511	12/28/2005	$ 1,108	94.3%	n/a	n/a	n/a	n/a		
East Meadow	150	8/1/2000	$ 1,241	96.1%	96.3%	2.0%	1.8%	5.0%		
Elmwood Terrace	504	6/30/2000	$ 839	91.5%	88.0%	1.2%	5.3%	17.5%		
Falkland Chase	450	9/10/2003	$ 1,199	94.9%	92.0%	4.8%	8.1%	4.6%		
Orleans Village	851	11/16/2000	$ 1,237	95.0%	92.3%	5.2%	8.4%	14.6%		
Park Shirlington	294	3/16/1998	$ 1,181	95.2%	91.6%	2.5%	6.5%	5.8%		
Peppertree Farm	881	12/28/2005	$ 1,090	86.0%	n/a	n/a	n/a	n/a		
Seminary Hill	296	7/1/1999	$ 1,179	94.3%	90.9%	0.8%	4.6%	5.1%		
Seminary Towers	539	7/1/1999	$ 1,206	94.1%	92.7%	2.8%	4.3%	10.2%		
Tamarron Apartments	132	7/16/1999	$ 1,298	95.2%	94.6%	6.6%	7.2%	11.4%		
The Apts at Wellington Trace	240	3/2/2004	$ 1,179	97.9%	95.7%	0.5%	2.8%	6.3%		
The Manor - MD	435	8/31/2001	$ 1,120	92.4%	91.3%	0.9%	2.1%	9.4%		
The Manor - VA	198	2/19/1999	$ 983	94.8%	94.1%	3.2%	4.0%	9.3%		
The Sycamores	185	12/16/2002	$ 1,254	97.2%	96.3%	6.4%	7.4%	18.6%		
Virginia Village	344	5/31/2001	$ 1,205	95.6%	96.2%	0.7%	0.0%	-0.3%		
West Springfield	244	11/18/2002	$ 1,315	94.7%	97.3%	6.3%	3.5%	7.1%		
Woodleaf Apartments	228	3/19/2004	$ 1,027	93.0%	92.8%	3.9%	4.2%	12.8%		
Total Washington DC Region	8,192		$ 1,129	93.7%	92.8%	2.8%	4.7%	9.6%	25.1%	21.1%
TOTAL OWNED PORTFOLIO	38,625		$ 1,027	94.0%	n/a	n/a	n/a	n/a	100.0%	100.0%
TOTAL CORE PORTFOLIO	35,820		$ 1,024	94.1%	93.3%	2.7%	3.7%	8.0%		

Economic Occupancy Comparison By Regions - Core Properties

Sequential Comparison

Region	% Units	2Q '06	1Q '06	Variance
New Jersey, Long Island, Hudson Valley	21.4%	95.2%	94.7%	0.5%
Washington	19.0%	94.7%	94.4%	0.3%
Philadelphia	17.4%	93.2%	92.8%	0.4%
Baltimore	15.7%	94.3%	94.2%	0.1%
Upstate, NY	12.7%	91.1%	92.1%	-1.0%
Misc.	7.5%	95.4%	94.9%	0.5%
Chicago	6.3%	94.2%	94.2%	0.0%
Total Core	100.0%	94.2%	94.1%	0.1%

Year over Year Comparison

Region	% Units	2Q '06	2Q '05	Variance
New Jersey, Long Island, Hudson Valley	21.4%	95.2%	95.0%	0.2%
Washington	19.0%	94.7%	93.3%	1.4%
Philadelphia	17.4%	93.2%	93.5%	-0.3%
Baltimore	15.7%	94.3%	93.3%	1.0%
Upstate, NY	12.7%	91.1%	92.0%	-0.9%
Misc.	7.5%	95.4%	95.0%	0.4%
Chicago	6.3%	94.2%	92.2%	2.0%
Total Core	100.0%	94.2%	93.7%	0.5%

June vs Quarter Comparison

Region	% Units	Jun '06	2Q '06	Variance
New Jersey, Long Island, Hudson Valley	21.4%	95.6%	95.2%	0.4%
Washington	19.0%	95.0%	94.7%	0.3%
Philadelphia	17.4%	93.0%	93.2%	-0.2%
Baltimore	15.7%	93.8%	94.3%	-0.5%
Upstate, NY	12.7%	90.0%	91.1%	-1.1%
Misc.	7.5%	94.7%	95.4%	-0.7%
Chicago	6.3%	94.1%	94.2%	-0.1%
Total Core	100.0%	94.3%	94.2%	0.1%

Net Operating Results - Core Properties

Sequential Results
Second Quarter 2006 Versus First Quarter 2006

Region	% Units	Revenues	Expenses	NOI
New Jersey, Long Island, Hudson Valley	21.4%	1.7%	-21.3%	21.6%
Washington	19.0%	1.6%	-11.4%	10.6%
Philadelphia	17.4%	2.4%	-19.4%	23.5%
Baltimore	15.7%	1.6%	-14.5%	11.2%
Upstate, NY	12.7%	0.9%	-10.9%	17.7%
Misc.	7.5%	2.1%	-14.5%	15.4%
Chicago	6.3%	1.3%	-5.1%	7.9%
Total Core	100.0%	1.7%	-15.7%	16.3%

Year Over Year Results
Second Quarter 2006 Versus Second Quarter 2005

Region	% Units	Revenues	Expenses	NOI
New Jersey, Long Island, Hudson Valley	21.4%	4.7%	-4.4%	11.2%
Washington	19.0%	6.9%	0.6%	11.2%
Philadelphia	17.4%	5.6%	-1.9%	11.8%
Baltimore	15.7%	7.3%	-0.8%	12.1%
Upstate, NY	12.7%	0.7%	1.2%	0.1%
Misc.	7.5%	6.8%	1.1%	11.0%
Chicago	6.3%	5.2%	-3.7%	16.8%
Total Core	100.0%	5.4%	-1.4%	10.7%

Resident Statistics

Top Six Reasons for Moveouts

	2Q '06	1Q '06	4Q '05	3Q '05	2Q '05	1Q '05	Year '05	Year '04	Year '03
Home purchase	**18.70%**	**17.60%**	19.00%	20.80%	19.40%	18.50%	19.40%	19.50%	19.60%
Employment related	**15.70%**	**16.40%**	16.30%	15.30%	15.80%	15.10%	15.60%	15.50%	14.90%
Eviction/skip	**12.30%**	**14.70%**	15.00%	11.20%	10.80%	15.30%	13.10%	12.30%	12.60%
Location convenience/ apartment size	**11.70%**	**11.50%**	11.50%	14.60%	13.00%	11.90%	12.80%	12.30%	12.20%
Domestic Situation	**9.50%**	**7.10%**	7.50%	10.00%	9.40%	5.50%	8.10%	8.00%	8.40%
Rent level	**8.70%**	**9.10%**	8.90%	8.80%	10.10%	8.90%	9.20%	9.60%	9.10%

Traffic / **Turnover**

Region	Traffic 2Q '**06** To 2Q '**05**	Traffic Year '**06** To Year '**05**	Signed Leases 2Q '**06** To 2Q '**05**	Signed Leases Year '**06** To Year '**05**	Turnover 2Q '**06**	Turnover 2Q '**05**	Turnover Year '**06**	Turnover Year '**05**
Baltimore	-21%	-10%	-28%	-12%	11%	12%	19%	20%
Buffalo	18%	20%	23%	13%	21%	18%	32%	27%
Chicago	-7%	-1%	-7%	-10%	14%	15%	24%	27%
Florida	13%	34%	-34%	-21%	11%	12%	22%	22%
Hudson Valley	-22%	-17%	-14%	2%	11%	11%	20%	21%
Long Island	-17%	-14%	-3%	-6%	9%	11%	19%	20%
New Jersey	-8%	-3%	12%	-4%	10%	9%	17%	17%
Philadelphia	-2%	5%	3%	2%	12%	12%	20%	20%
Rochester	-19%	-5%	-12%	9%	18%	16%	27%	24%
Syracuse	3%	-4%	-10%	-2%	17%	19%	26%	27%
Washington	-1%	2%	-20%	-8%	11%	12%	20%	21%
Total Core Portfolio	-7%	-1%	-10%	-4%	12%	12%	21%	21%

Bad Debts as % of Rents - Core Portfolio

2Q '**06**	2Q '**05**	Year '**06**	Year '**05**
0.68%	0.39%	0.66%	0.52%

Core Properties Net Operating Income Detail

	2Q '06 Actual	2Q '05 Actual	Quarter Variance	% Variance	Year '06 Actual	Year '05 Actual	Year Variance	% Variance
Rent	104,235	100,702	3,533	3.5%	207,180	199,837	7,343	3.7%
Utility Recovery	1,840	176	1,664	945.5%	3,630	279	3,351	1201.1%
Rent Including Recoveries	106,075	100,878	5,197	5.2%	210,810	200,116	10,694	5.3%
Other Income	5,662	5,092	570	11.2%	10,765	9,467	1,298	13.7%
Total Income	111,737	105,970	5,767	5.4%	221,575	209,583	11,992	5.7%
Operating & Maintenance	(45,568)	(46,216)	648	1.4%	(99,149)	(96,238)	(2,911)	-3.0%
Net Core NOI	66,169	59,754	6,415	10.7%	122,426	113,345	9,081	8.0%
Occupancy %	94.2%	93.7%	0.5%		94.1%	93.3%	0.8%	
Weighted Avg Rent	$ 1,029	$ 1,000	$ 29	2.9%	$ 1,024	$ 997	$ 27	2.7%

Core Properties Operating Expense Detail

	2Q '06 Actual	2Q '05 Actual	Quarter Variance	% Variance	Year '06 Actual	Year '05 Actual	Year Variance	% Variance
Electricity	1,839	1,714	(125)	-7.3%	3,755	3,453	(302)	-8.7%
Gas	3,434	3,703	269	7.3%	14,290	12,185	(2,105)	-17.3%
Water & Sewer	3,049	2,675	(374)	-14.0%	5,943	5,376	(567)	-10.5%
Repairs & Maintenance	7,422	7,154	(268)	-3.7%	12,820	12,564	(256)	-2.0%
Personnel Expense	9,617	10,183	566	5.6%	19,771	20,794	1,023	4.9%
Site Level Incentive Compensation	716	913	197	21.6%	1,319	1,246	(73)	-5.9%
Advertising	1,156	1,495	339	22.7%	2,394	2,835	441	15.6%
Legal & Professional	421	373	(48)	-12.9%	972	726	(246)	-33.9%
Office & Telephone	1,716	1,800	84	4.7%	3,575	3,595	20	0.6%
Property Ins.	1,681	1,468	(213)	-14.5%	3,861	2,913	(948)	-32.5%
Real Estate Taxes	10,453	10,903	450	4.1%	21,588	21,930	342	1.6%
Snow	19	73	54	74.0%	591	1,138	547	48.1%
Trash	702	701	(1)	-0.1%	1,408	1,378	(30)	-2.2%
Property Management G & A	3,343	3,061	(282)	-9.2%	6,862	6,105	(757)	-12.4%
Total Core	45,568	46,216	648	1.4%	99,149	96,238	(2,911)	-3.0%

Summary Of Recent Acquisitions

Community	Market	State	Purchase Date	# of Units	(1) CAP Rate	Purchase Price (mm)	Wgtd. Avg. Price Per Unit
2006 Acquisitions							
Highland House	Boston	MA	5/31/2006	172	6.3%	$17.9	$104,006
Liberty Place	Boston	MA	6/6/2006	107	6.6%	$14.9	$139,178
			Subtotal	**279**	**6.4%**	**$32.8**	**$117,495**

Community	Market	State	Purchase Date	# of Units	(1) CAP Rate	Purchase Price (mm)	Wgtd. Avg. Price Per Unit
2005 Acquisitions							
Ridgeview at Wakefield Valley	Baltimore	MD	1/13/2005	204	7.1%	$19.7	$96,436
Hackensack Gardens	New Jersey	NJ	3/1/2005	198	5.3%	$12.9	$65,192
Barrington Gardens	New Jersey	NJ	3/1/2005	148	7.1%	$7.4	$50,176
Sayville Commons	Long Island	NY	7/15/2005	342	5.4%	$63.6	$185,965
The Brooke at Peachtree Village	Philadelphia	PA	8/15/2005	146	5.7%	$16.0	$109,884
Peppertree Farm *	NoVA/DC	MD	12/28/2005	881	6.1%	$96.7	$109,805
Cinnamon Run	NoVA/DC	MD	12/28/2005	511	6.2%	$67.7	$132,534
			Subtotal	**2,430**	**6.0%**	**$284.1**	**$116,919**

* Purchase Price is $7.2 million less than reported in acquisition press release
due to GAAP fair market value adjustment for OP Units issued at a price
above current market value.

			TOTAL YTD	**2,430**	**6.0%**	**$284.1**	**$116,919**

Total 2006 and 2005 Acquisitions				**2,709**	**6.1%**	**$316.9**	**$116,978**

(1) CAP rate based on projected NOI at the time of acquisition after an allowance for a 3% management fee but before
    capital expenditures

Summary Of Recent Sales

Community	Market	State	Sale Date	# of Units	(1) CAP Rate	Sales Price (mm)	Wgtd. Avg. Price Per Unit
2006 Sales							
Fairmount & Kensington	New Jersey	NJ	4/5/2006	92	4.0%	$9.2	$99,478
Detroit Portfolio (19 properties)	Detroit	MI	6/29/2006	5,046	8.3%	$228.8	$45,334
			Total YTD	**5,138**	**8.1%**	**$237.9**	**$46,304**

Community	Market	State	Sale Date	# of Units	(1) CAP Rate	Sales Price (mm)	Wgtd. Avg. Price Per Unit
2005 Sales							
Cedar Glen	Philadelphia	PA	7/8/2005	110	7.0%	$5.9	$53,636
Pavilion	NoVA/DC	MD	11/10/2005	432	3.6%	$117.1	$271,162
Wellington Lakes & Woods	NoVA/DC	VA	11/29/2005	274	5.8%	$19.5	$71,281
			Total YTD	**816**	**4.0%**	**$142.6**	**$174,722**

Combined 2006 and 2005				**5,954**	**6.6%**	**$380.5**	**$63,903**

(1) CAP rate based on projected NOI at the time of sale after an allowance for a 3% management fee but before capital expenditures

Breakdown Of Owned Units By Market

Market	State	Net Acquired/ Developed in 2005	As of 12/31/2005	12/31/2005 % of Units	Net Acquired/ Developed in 2006	As of 6/30/2006	Current % of Units
Suburban New York City	NY/NJ	688	8,432	19.41%	-92	8,340	21.59%
Suburban Washington	DC	687	8,192	18.86%	0	8,192	21.21%
Philadelphia	PA	35	5,948	13.69%	15	5,963	15.44%
Baltimore	MD	204	5,842	13.45%	1	5,843	15.13%
Detroit	MI	0	5,046	11.62%	-5,046	0	0.00%
Upstate New York	NY	0	4,567	10.52%	0	4,567	11.82%
Chicago	IL	0	2,242	5.16%	0	2,242	5.80%
Boston	MA	0	1,252	2.88%	279	1,531	3.96%
Florida	FL	0	836	1.92%	0	836	2.16%
Portland	ME	48	643	1.48%	36	679	1.76%
Dover	DE	0	432	0.99%	0	432	1.12%
Total		**1,662**	**43,432**	**100.0%**	**-4,807**	**38,625**	**100.0%**

Debt Summary Schedule

<u>**FIXED**</u>

PROPERTY		LENDER	RATE	BALANCE	MATURITY DATE	YEARS TO MATURITY
Mill Towne Village		Prudential-Fannie Mae	6.325	8,530,000	01/01/07	0.51
Woodgate Place		ARCS - Fannie Mae	7.865	3,097,809	01/01/07	0.51
Brittany Place (*)	(1)	KeyBank RE Cap	4.780	17,769,395	06/11/07	0.95
Seminary Towers - 1st		Wachovia Bank	8.220	1,687,996	06/25/07	0.99
Seminary Towers - 2nd		Wachovia Bank	8.400	747,227	06/25/07	0.99
Seminary Towers - 3rd		Wachovia Bank	5.350	15,735,476	06/25/07	0.99
Seminary Towers - 4th		Wachovia Bank	5.390	10,000,000	06/25/07	0.99
Southern Meadows (*)	(1)	KeyBank RE Cap	7.250	18,900,192	07/11/07	1.03
Courtyards Village (*)	(1)	Berkshire Mtg-Freddie	6.670	4,782,504	08/01/07	1.09
Royal Gardens Apts. - 1st		M&T Realty - Freddie Mac	4.900	30,634,352	11/01/07	1.34
Royal Gardens Apts. - 2nd		M&T Realty - Freddie Mac	4.550	1,440,116	11/01/07	1.34
Fenland Field		Prudential-Fannie Mae	5.050	11,983,374	12/01/07	1.42
Home Properties at Newark		Prudential-Fannie Mae	4.840	16,415,837	12/01/07	1.42
Village Square 1, 2 & 3		Prudential-Fannie Mae	5.050	20,889,362	12/01/07	1.42
Cypress Place		Reilly - Fannie Mae	7.130	6,051,111	01/01/08	1.51
The Landings -1st		CharterMac-Fannie Mae	6.930	9,019,837	01/01/08	1.51
The Landings - 2nd		CharterMac-Fannie Mae	6.740	3,586,921	01/01/08	1.51
Virginia Village		Wachovia - Svcr	6.910	8,861,262	01/01/08	1.51
Cambridge Village - 1st (*)	(1)	North Fork Bank	5.960	2,561,100	03/01/08	1.67
Cambridge Village - 2nd		North Fork Bank	5.250	544,476	03/01/08	1.67
Yorkshire Village (*)	(1)	North Fork Bank	5.810	1,467,014	03/01/08	1.67
Chatham Hill - 1st (*)	(1)	Bank of New York	3.900	19,141,316	07/01/08	2.01
Racquet Club South		NorthMarq - Freddie	6.980	2,810,268	07/01/08	2.01
Westwood Village - 1st (*)	(1)	M and T Bank	5.940	15,412,802	10/31/08	2.34
Westwood Village - 2nd (*)	(1)	M and T Bank	5.940	880,474	11/01/08	2.34
Westwood Village - 3rd		M and T Bank	5.550	17,657,488	11/01/08	2.34
Stone Ends		Prudential-Fannie Mae	4.530	23,026,722	11/01/08	2.34
Golf Club Apartments		ARCS - Fannie	6.585	15,515,886	12/01/08	2.42
Devonshire - 2nd		Wachovia - Fannie Mae	6.720	4,682,263	01/01/09	2.51
Heritage Square		CharterMac-Fannie	5.150	6,336,231	07/01/09	3.01
Blackhawk		M&T Realty - Freddie Mac	5.060	13,388,639	12/01/09	3.42
William Henry		NorthMarq - Freddie	5.310	22,746,561	12/01/09	3.42
Braddock Lee		Prudential-Fannie Mae	4.575	21,416,000	01/01/10	3.51
Elmwood Terrace		CharterMac-Fannie Mae	5.300	21,234,910	01/01/10	3.51
Glen Manor		Prudential-Fannie Mae	5.065	5,848,561	01/01/10	3.51
Hill Brook Apts		M&T Realty - Freddie Mac	5.210	11,284,332	01/01/10	3.51
Lakeview		Prudential-Fannie Mae	4.575	8,713,962	01/01/10	3.51
Pleasure Bay		Prudential-Fannie Mae	4.575	15,149,023	01/01/10	3.51
Ridley Brook		Prudential-Fannie Mae	4.865	9,752,312	01/01/10	3.51
Sherry Lake		GMAC - Freddie Mac	5.180	19,623,603	01/01/10	3.51
Windsor Realty		Prudential-Fannie Mae	4.575	4,690,705	01/01/10	3.51
Bayview/Colonial		M&T Realty - Freddie Mac	4.950	11,579,042	03/01/10	3.67
East Winds Apartments		M&T Realty - Freddie Mac	4.990	6,575,435	03/01/10	3.67
Multi-Property		M&T Realty - Freddie Mac	7.575	45,400,000	05/01/10	3.84
Cider Mill - 1st (*)	(1)	Berkshire Mtg-Freddie	4.720	43,815,020	10/01/10	4.26
Cider Mill - 2nd		Berkshire Mtg-Freddie	5.180	18,257,239	10/01/10	4.26
Home Properties at Devon		Prudential-Fannie Mae	7.500	28,892,000	10/01/10	4.26
Trexler Park		Prudential-Fannie Mae	7.500	10,140,000	10/01/10	4.26
Multi-Property		Prudential-Fannie Mae	7.250	32,978,000	01/01/11	4.51
Multi-Property		Prudential-Fannie Mae	6.360	8,141,000	01/01/11	4.51
Multi-Property		Prudential-Fannie Mae	6.160	58,881,000	01/01/11	4.51
Orleans Village - 1st		Prudential-Fannie Mae	6.815	43,745,000	01/01/11	4.51
Orleans Village - 2nd		Prudential-Fannie Mae	5.360	22,248,000	01/01/11	4.51
New Orleans/Arbor Crossing		Prudential-Fannie Mae	4.860	19,325,141	03/01/11	4.67
Racquet Club East - 1st		Prudential-Fannie Mae	6.875	21,468,972	04/01/11	4.76
Racquet Club East - 2nd		Prudential-Fannie Mae	5.490	10,460,779	04/01/11	4.76
The Meadows Apartments		Prudential-Fannie Mae	6.875	3,309,495	05/01/11	4.84
Timbercroft Townhomes 1 - 1st		GMAC - HUD	8.500	522,151	05/01/11	4.84
Lake Grove - 1st		Prudential-Fannie Mae	6.540	26,121,225	12/01/11	5.42
Lake Grove - 2nd		Prudential-Fannie Mae	5.510	11,216,530	12/01/11	5.42
Multi-Property Notes Pay		Seller Financing	4.000	498,997	02/01/12	5.59
Timbercroft III - 1st		GMAC - HUD	8.000	745,601	02/01/12	5.59
Emerson Square		M&T Realty - Freddie Mac	6.850	2,185,423	03/01/12	5.67
Fairview		M&T Realty - Freddie Mac	6.850	7,354,423	03/01/12	5.67
Paradise Lane		M&T Realty - Freddie Mac	6.830	8,578,586	03/01/12	5.67
Perinton Manor		M&T Realty - Freddie Mac	6.850	9,097,725	03/01/12	5.67
Castle Club Apartments		NorthMarq - Freddie	7.080	6,675,413	05/01/12	5.84
Gateway Village		Prudential-Fannie Mae	6.885	6,924,888	05/01/12	5.84
The Colonies		Prudential-Fannie Mae	7.110	20,590,496	06/01/12	5.93
Carriage Hill - NY		M&T Realty - Freddie Mac	6.850	5,727,808	07/01/12	6.01
Cornwall Park		M&T Realty - Freddie Mac	6.830	5,535,951	07/01/12	6.01
Harborside Manor - 1st		M&T Realty - Freddie Mac	6.850	7,207,492	07/01/12	6.01
Harborside Manor - 2nd		M&T Realty - Freddie Mac	5.680	1,179,978	07/01/12	6.01
Lakeshore Villas		M&T Realty - Freddie Mac	6.850	4,949,781	07/01/12	6.01
Patricia Apts		M&T Realty - Freddie Mac	6.830	5,249,609	07/01/12	6.01
Pearl Street		M&T Realty - Freddie Mac	6.830	1,083,328	07/01/12	6.01
Sunset Gardens - 1st		M&T Realty - Freddie Mac	6.830	5,822,293	07/01/12	6.01
Sunset Gardens - 2nd		M&T Realty - Freddie Mac	5.520	2,802,136	07/01/12	6.01
Westminister Place		M&T Realty - Freddie Mac	6.850	6,491,515	07/01/12	6.01
Woodholme Manor		Prudential-Fannie Mae	7.165	3,724,412	07/01/12	6.01
Regency Club - 1st (*)	(1)	CharterMac-Fannie Mae	4.840	18,595,200	10/01/12	6.26

PROPERTY		LENDER	RATE	BALANCE	MATURITY DATE	YEARS TO MATURITY
Regency Club - 2nd		CharterMac-Fannie Mae	4.950	7,808,664	10/01/12	6.26
Liberty Place	(1)	CW Capital- Fannie	5.710	6,530,017	11/01/12	6.35
Hackensack Gardens - 1st		Wash Mutual-Fannie Mae	5.260	4,771,252	03/01/13	6.67
Hackensack Gardens - 2nd		Wash Mutual-Fannie Mae	5.440	4,585,202	03/01/13	6.67
Canterbury Apartments		M&T Realty-Fannie Mae	5.020	29,327,848	05/01/13	6.84
Morningside		JPMorganChase	6.990	17,291,682	05/01/13	6.84
Multi-Property		Prudential - Fannie Mae	6.475	100,000,000	08/31/13	7.18
1600 Elmwood Ave		NorthMarq - Freddie	5.630	10,788,021	10/01/13	7.26
Brook Hill		M&T Realty - Freddie Mac	5.480	8,345,621	04/01/14	7.76
Falkland Chase		CharterMac-Fannie Mae	5.480	14,513,002	04/01/14	7.76
Wellington Trace		M&T Realty - Freddie Mac	5.520	25,787,843	04/01/14	7.76
Hawthorne Court		CharterMac-Fannie Mae	5.270	37,492,735	07/01/14	8.01
Curren Terrace		M&T Realty - Freddie Mac	5.360	14,657,111	10/01/14	8.26
Raintree		Capitalized Lease	4.920	5,565,507	12/01/14	8.43
Stratford Greens		North Fork Bank	5.750	33,303,559	07/01/15	9.01
Sayville Commons		M&T Realty - Freddie Mac	5.000	43,066,192	08/01/15	9.09
Cinnamon Run		M&T Realty - Freddie Mac	5.250	52,300,000	01/01/16	9.51
Peppertree Farm		M&T Realty - Freddie Mac	5.250	80,500,000	01/01/16	9.51
The Hamptons/Vinings at Hamptons		Prudential-Fannie Mae	5.565	54,566,991	02/01/16	9.60
Mid-Island		Prudential-Fannie Mae	5.480	19,913,000	04/01/16	9.76
Owings Run 1 & 2		Prudential-Fannie Mae	5.590	43,081,000	04/01/16	9.76
Devonshire - 1st		Wachovia - Fannie Mae	5.600	39,882,737	04/01/16	9.76
Country Village		CharterMac-Fannie Mae	5.520	20,017,000	06/01/16	9.93
Bonnie Ridge - 1st		Prudential	6.600	15,323,834	12/15/18	12.47
Bonnie Ridge - 2nd		Prudential	6.160	19,215,442	12/15/18	12.47
Timbercroft Townhomes 1 - 2nd		M & T Realty - HUD	8.375	1,944,445	06/01/19	12.93
Timbercroft III - 2nd		M & T Realty - HUD	8.375	2,864,010	06/01/19	12.93
Village Green - Fairways		ARCS - Fannie Mae	8.230	3,602,158	10/01/19	13.26
Raintree		Leasehold Mortgage	8.500	977,413	04/30/20	13.84
Shakespeare Park		Reilly Mortgage - HUD	7.500	2,307,318	01/01/24	17.52
Holiday Square (*)	(1)	Red Capital - HUD	6.700	3,438,293	03/01/24	17.68
Bari Manor (*)	(1)	Wachovia (Servicer)	4.440	2,821,100	10/11/28	22.30
Hudson View Estates (*)	(1)	Wachovia (Servicer)	4.500	2,187,663	10/11/28	22.30
Sherwood Townhouses (*)	(1)	Wachovia (Servicer)	4.290	683,686	10/11/28	22.30
Sparta Green (*)	(1)	Wachovia (Servicer)	4.440	1,783,601	10/11/28	22.30
Highland House	(1)	Arbor Comml - Fannie	6.320	6,610,179	01/01/29	22.52
Briggs-Wedgewood	(2)	Berkshire Mtg - HUD	6.000	16,877,796	11/01/34	28.36
The Village At Marshfield (*)	(1)	Capstone Realty - HUD	5.950	24,176,428	01/01/42	35.53
WTD AVG - FIXED SECURED			**5.809**	1,787,022,854		**6.45**
% OF PORTFOLIO - FIXED				95.6%		
VARIABLE SECURED						
Barrington Gardens 30L+165		Wachovia Bank	6.770	4,260,000	03/15/08	1.71
Chatham Hill 2nd - 30L+150		Bank of New York	6.520	6,327,553	07/01/08	2.01
Falkland Chase BMA Index + 1.12		MontCtyHOC-Fannie Mae	4.538	24,695,000	10/01/30	24.27
WTD AVG - VARIABLE SECURED			**5.163**	35,282,553		**17.55**
WTD AVG - TOTAL SECURED DEBT			**5.796**	1,822,305,407		**6.62**
VARIABLE UNSECURED - LINE OF CREDIT						
LINE OF CREDIT		M and T Bank et. al.	6.052	47,000,000	09/01/08	2.18
Adjusts Daily LIBOR + 75						
WTD AVG - COMBINED DEBT			**5.803**	**1,869,305,407**		**6.50**

WTG AVG - TOTAL SECURED DEBT	**5.796**	**6.62**
WTD AVG - TOTAL PORTFOLIO	**5.803**	**6.50**

(1) General ledger balance and rate have been adjusted pursuant to FAS #141 to reflect fair market value of debt.
(2) Affordable general partner minority interest property consolidated pursuant to FIN 46R.

UNENCUMBERED PROPERTIES

1600 East Avenue	164	Northwood Apartments	134
Beechwood Gardens	160	Rider Terrace	24
Coventry Village	94	Ridgeview at Wakefield Valley	204
East Hill Gardens	33	Sherwood House	6
Gardencrest	696	Terry Apartments	65
Glen Brook	174	The Brooke at Peachtree	146
Holiday Square - Muncy	23	The Colony	783
Idylwood	720	The Sycamores	185
Liberty Commons	84	Trexler Park West	12
Maple Tree	84	West Springfield Terrace	244
Newcastle Apartments	197	Woodleaf Apartments	228
Total Free and Clear Properties:	**22**	**Units:**	**4,460**

FIXED RATE MATURING DEBT SCHEDULE

YEAR	MATURING DEBT	WTD AVG RATE	Percent of Total
2006			0.00%
2007	162,613,639	5.49	9.10%
2008	126,536,677	5.64	7.08%
2009	47,153,693	5.36	2.64%
2010	282,372,144	5.69	15.80%
2011	258,417,294	6.31	14.46%
2012	145,359,736	6.45	8.13%
2013	166,764,005	6.15	9.33%
2014	106,361,819	5.37	5.95%
2015	76,369,751	5.33	4.27%
2016 - 2042	415,074,096	5.64	23.24%
TOTAL	**1,787,022,854**	**5.81**	100.00%

NAV calculation as of June 30, 2006

Nominal Cap Rate (after 3% G & A, before capital expenditures) [1]		**6.15%**
2nd QTR 2006		
Rent		113,358
Property other income		7,966
Operating & maintenance expense		(49,397)
Property NOI		71,927
Adjustment for 2nd QTR acquisitions		360
Effective 2nd QTR "run rate"		72,287
Annualized (for 2nd qtr seasonality)	**26.2%**	275,905
NOI growth for next 12 months @	**3.0%**	8,277
Adjusted NOI		284,182
Real estate value using above cap rate		4,620,843
Balance sheet, including FIN 46R and Held for Sale		
Cash		7,180
Construction in progress at book value		7,503
Other assets		119,525
Less:		
Deferred charges		(11,283)
Intangible		(471)
Gross value		4,743,297
Less liabilities & perpetual preferred stock		(2,002,601)
Net Asset Value		$ 2,740,696
Per share/unit - fully diluted, outstanding at end of qtr		$ 58.74
46,656.4 shares (000's)		

Adjustment for Acquisitions

Property	Units	Region	Price	Date	Initial Unleveraged Return	Quarterly NOI	# of days Missing In Quarter	Adj
Highland House	172	Boston	$ 17,889	5/31/2006	6.30%	282	60	184
Liberty Place	107	Boston	$ 14,892	6/6/2006	6.60%	246	66	176
						-		-
								$ 360

Reconcilation to financial statements:	Rent	Other Income	O & M Expense
Per financial statement	113,358	7,966	(49,397)
Add back properties classified as discontinued operations still wholly owned at June 30, 2006	-	-	-
Proper run rate before acquisitions	113,358	7,966	(49,397)

Operating expenses include a charge for G & A, so NAV calculation does not need additional allocation.

[1] The cap rate represents current market conditions. Each property in the portfolio is assigned a cap rate, and the weighted average result is 5.85%. In addition, due to the secured nature of the assets, above market debt, and cost to prepay, an additional 30 basis points are added to arrive at above cap rate. It should be noted that the weighted average cap rate is now 15 basis points lower with Detroit out of the calculation.

Recurring Capital Expenditure Summary

The Company has a policy to capitalize costs related to the acquisition, development, rehabilitation, construction and improvement of properties. Capital improvements are costs that increase the value and extend the useful life of an asset. Ordinary repair and maintenance costs that do not extend the useful life of the asset are expensed as incurred. Costs incurred on a lease turnover due to normal wear and tear by the resident are expensed on the turn. Recurring capital improvements typically include: appliances, carpeting and flooring, HVAC equipment, kitchen/ bath cabinets, new roofs, site improvements and various exterior building improvements. Non- recurring upgrades include, among other items: community centers, new windows, and kitchen/ bath apartment upgrades. The Company capitalizes interest and certain internal personnel costs related to the communities under rehabilitation and construction.

The table below is a list of the items that management considers recurring, non-revenue enhancing capital and maintenance expenditures for a standard garden style apartment. Included are the per unit replacement cost and the useful life that management estimates the Company incurs on an annual basis.

Category	Capitalized Cost per Unit	Useful Life(1)	Capitalized Expenditure Per Unit Per Year(2)	Maintenance Expense Cost per Unit Per Year(3)	Total Cost per Unit Per Year
Appliances	$ 1,000	18	$ 56	$ 5	$ 61
Blinds/Shades	130	6	22	6	28
Carpets/cleaning	840	6	140	97	237
Computers, equipment, misc.(4)	120	5	24	29	53
Contract repairs	-	-	-	102	102
Exterior painting (5)	84	5	17	1	18
Flooring	250	8	31	-	31
Furnace/Air (HVAC)	765	24	32	43	75
Hot water heater	130	7	19	-	19
Interior painting	-		-	138	138
Kitchen/bath cabinets	1,100	25	44	-	44
Landscaping	-	-	-	106	106
New roof	800	24	33	-	33
Parking lot	400	15	27	-	27
Pool/ Exercise facility	100	16	6	23	29
Windows	980	36	27	-	27
Miscellaneous (6)	705	15	47	40	87
Total	$ 7,404		$ 525	$ 590	$ 1,115

(1) - Estimated weighted average actual physical useful life of the expenditure capitalized.

(2) - This amount is not necessarily incurred each and every year. Some years will be higher, or lower depending on the timing of certain longer life expenditures.

(3) - These expenses are included in the Operating and maintenance line item of the Consolidated Statement of Operations. Maintenance labor costs are not included in the $590 per unit estimate. All personnel costs for site supervision, leasing agents, and maintenance staff are combined and disclosed in the Company's same- store expense detail schedule.

(4) - Includes computers, office equipment/ furniture, and maintenance vehicles.

(5) - The level of exterior painting may be lower than other similar titled presentations as the Company's portfolio has a significant amount of brick exteriors. In addition, the other exposed surfaces are most often covered in aluminum or vinyl.

(6) - Includes items such as; balconies, siding, and concrete/sidewalks.

In reviewing the breakdown of costs above, one must consider the Company's unique strategy in operating apartments which has been to improve every property every year regardless of age. Another part of its strategy is to purchase older properties and rehab and reposition them to enhance internal rates of return. This strategy results in higher costs of capital expenditures and maintenance costs which is more than justified by higher revenue growth, higher net operating income growth and a higher rate of property appreciation.

Capital Expenditure and Adjusted NOI Summary

The Company estimates that during the three and six-month periods ended June 30, 2006 approximately $131 and $263 per unit was spent on recurring capital expenditures, respectively. The table below summarizes the breakdown of capital improvements by major categories between recurring and non-recurring, revenue generating capital improvements as follows:

For the three-month period ended June 30, 2006
(in thousands, except per unit data)

	Recurring Cap Ex	Per Unit(a)	Non-Recurring Cap Ex	Per Unit(a)	Total Capital Improvements	Per Unit(a)
New Buildings	$ -	$ -	$ 113	$ 3	$ 113	$ 3
Major building improvements	872	23	4,160	108	5,032	131
Roof replacements	316	8	425	11	741	19
Site improvements	316	8	2,371	62	2,687	70
Apartment upgrades	633	16	3,012	79	3,645	95
Appliances	537	14	422	11	959	25
Carpeting/Flooring	1,639	43	715	18	2,354	61
HVAC/Mechanicals	489	13	1,764	46	2,253	59
Miscellaneous	230	6	656	17	886	23
Totals	$ 5,032	$ 131	$ 13,638	$ 355	$ 18,670	$ 486

(a) Calculated using the weighted average number of units outstanding, including 35,820 core units, 2005 acquisition units of 2,430 and 2006 acquisition units of 89 for the three-month period ended June 30, 2006 and 35,820 core units and 2005 acquisition units of 550 for the three month period ended June 30, 2005.

For the six-month period ended June 30, 2006
(in thousands, except per unit data)

	Recurring Cap Ex	Per Unit(a)	Non-Recurring Cap Ex	Per Unit(a)	Total Capital Improvements	Per Unit(a)
New Buildings	$ -	$ -	$ 1,536	$ 40	$ 1,536	$ 40
Major building improvements	1,742	45	7,652	200	9,394	245
Roof replacements	632	17	895	23	1,527	40
Site improvements	632	17	3,048	80	3,680	97
Apartment upgrades	1,264	33	6,382	167	7,646	200
Appliances	1,072	28	879	23	1,951	51
Carpeting/Flooring	3,274	85	1,308	34	4,582	119
HVAC/Mechanicals	977	26	4,337	113	5,314	139
Miscellaneous	460	12	1,284	34	1,744	46
Totals	$ 10,053	$ 263	$ 27,321	$ 714	$ 37,374	$ 977

(a) Calculated using the weighted average number of units outstanding, including 35,820 core units, 2005 acquisition units of 2,430 and 2006 acquisition units of 45 for the six-months ended June 30, 2006 and 35,820 core units, 2005 acquisition units of 422 for the six-months ended June 30, 2005.

The schedule below summarizes the breakdown of total capital improvements between core and non-core as follows:

For the three-month period ended June 30, 2006
(in thousands, except per unit data)

	Recurring Cap Ex	Per Unit	Non-Recurring Cap Ex	Per Unit	Total Capital Improvements	Per Unit
Core Communities	$ 4,702	$ 131	$ 11,814	$ 330	$ 16,516	$ 461
2006 Acquisition Communities	12	131	73	820	85	951
2005 Acquisition Communities	318	131	1,751	721	2,069	852
Sub-total	5,032	131	13,638	355	18,670	486
2006 Disposed Communities	647	131	873	177	1,520	308
2005 Disposed Communities	-	-	-	-	-	-
Corporate office expenditures (1)	-	-	-	-	893	-
	$ 5,679	$ 131	$ 14,511	$ 335	$ 21,083	$ 466

For the six-month period ended June 30, 2006
(in thousands, except per unit data)

	Recurring Cap Ex	Per Unit	Non-Recurring Cap Ex	Per Unit	Total Capital Improvements	Per Unit
Core Communities	$ 9,403	$ 263	$ 24,004	$ 670	$ 33,407	$ 933
2006 Acquisition Communities	12	263	73	1,622	85	1,885
2005 Acquisition Communities	638	263	3,244	1,335	3,882	1,598
Sub-total	10,053	263	27,321	714	37,374	977
2006 Disposed Communities	1,325	263	1,876	372	3,201	635
2005 Disposed Communities	-	-	-	-	-	-
Corporate office expenditures (1)	-	-	-	-	1,964	-
	$ 11,378	$ 263	$ 29,197	$ 674	$ 42,539	$ 937

(1) - No distinction is made between recurring and non-recurring expenditures for corporate office.

Adjusted Net Operating Income - Core Properties

	Second Quarter 6/30/2006	Second Quarter 6/30/2005	Change
Net Operating Income	$ 66,169	$ 59,754	10.7%
Less: Non-recurring Cap-ex @ 6%	(709)	-	-
Adjusted Net Operating Income	$ 65,460	$ 59,754	9.5%

Some of our Core Property NOI reflects incremental investments in the communities above and beyond normal capital replacements. After charging ourselves a 6% cost of debt capital on these additional expenditures, what we refer to as the adjusted NOI for the quarter is recalculated and presented above.

2006 Earnings Guidance	Actual First Quarter	Actual Second Quarter	Third Quarter	Fourth Quarter	Year
2006 compared to 2005 based on NAREIT definition					
FFO per share - **2006** guidance per NAREIT definition	$0.636	$0.837	$.80 - $.82	$.74 - $.77	$3.01 - $3.06
Midpoint of guidance	$0.636	$0.837	$0.81	$0.755	$3.038
FFO per share - **2005** actual per NAREIT definition	$0.434	$0.749	$0.938	$0.716	$2.842
Improvement projected	46.5%	11.7%	-13.6%	5.4%	6.9%

2006 compared to 2005 based on "Operating FFO"					
FFO per share - **2006** guidance per NAREIT definition	$0.636	$0.837	$.80 - $.82	$.74 - $.77	$3.01 - $3.06
Midpoint of guidance	$0.636	$0.837	$0.81	$0.755	$3.038
FFO per share - **2005** Operating FFO, before impairment charges	$0.595	$0.749	$0.787	$0.716	$2.851
Improvement projected	6.9%	11.7%	2.9%	5.4%	6.6%

There are no impairment charges projected for 2006, so the guidance is the same for both FFO under the strict interpretation of the NAREIT definition and "Operating FFO" calculated after adding back impairment charges. Following the NAREIT definition created certain noise in 2005 due to an impairment charge of $7.3 million recorded in the first quarter that was essentially reversed in the third quarter. Operating FFO for the year exceeded the NAREIT definition by approximately one cent per share in 2005 due to a $400 thousand impairment charge added back for Operating FFO purposes.

	Actual First Quarter	Actual Second Quarter	Third Quarter	Fourth Quarter	Year
Assumptions for mid-point of guidance:					
Same store revenue growth	6.0%	5.4%	4.3%	5.2%	5.2%
Same store expense growth	7.1%	-1.4%	4.3%	3.0%	3.3%
Same store NOI growth	5.0%	10.7%	4.3%	7.1%	6.8%
Same store 2006 economic occupancy	94.1%	94.2%	94.2%	93.9%	94.1%
Same store 2005 economic occupancy	92.8%	93.7%	94.0%	93.8%	93.6%
Difference in occupancy	1.3%	0.5%	0.2%	0.1%	0.5%

Annual growth by region (as originally published in Feb. 2006):

	2005 % of NOI	2006 Same Store Growth Projection Revenue	Expenses	NOI
Florida	1.7%	7.0%	4.8%	9.0%
Washington, DC	20.0%	6.2%	4.2%	7.5%
Baltimore	14.6%	5.5%	4.8%	5.9%
Philadelphia	13.8%	5.5%	5.5%	5.5%
New Jersey/Long Island/Hudson Valley	25.5%	4.5%	5.2%	4.0%
Upstate NY	6.9%	4.1%	5.0%	3.0%
Boston	4.0%	3.0%	3.4%	2.7%
Chicago	3.7%	3.8%	7.4%	0.0%
Detroit	7.5%	2.4%	6.1%	-1.5%
Total	97.7%	4.8%	5.3%	4.3%

(Note: total excludes Delaware and Maine)

2006 Earnings Guidance

(1) **G & A** costs are expected to increase 8.0%. The second quarter included $680K of FAS 123R equity compensation costs for grants of options/restricted stock that was immediately expensed versus allocated over the vesting period due to the new requirement to take into account the age of the recipient relative to retirement age.

	Actual First Quarter	Actual Second Quarter	Third Quarter	Fourth Quarter	Year
	$5.0 million	$6.1 million	$5.2 million	$4.9 million	$21.2 million

(2) **Interest and dividend income** is expected to have the following run rate:

	$91K	$119K	$325K	$75K	$610K

The third quarter includes significant earnings from funds on deposit with a qualified intermediary until proceeds are released and used for 1031 replacement property.

(3) **Other income** is expected to have the following run rate:

	$0.5 million	$0.5 million	$1.7 million	$0.4 million	$3.1 million

The third quarter includes management fee income for a short, three month contract.

(4) **Acquisition pace** (cap rate of 6.00% assumed)	$0 million	$33 million	$20 million	$75 million	$128 million
(5) **Disposition pace**	$0 million	$238 million	$0 million	$0 million	$238 million

The disposition of the Upstate region portfolio is not assumed to occur until the end of 2006. If any closings occur earlier, the disposition pace will be higher than reflected above, and expected dilution from sale not projected would be incurred.

Upstate New York disposition - portfolio information

Buffalo	4 properties	1,644 units
Rochester	9 properties	1,680 units
Syracuse	5 properties	1,243 units
Total	18 properties	4,567 units

Book value at June 30, 2006: $144 million
Secured debt at June 30, 2006: $ 79 million, all assumable
Weighted average interest rate: 6.5%

Listed for sale with CB Richard Ellis
Listing price: there will not be a listing price
So that we don't hinder the marketing of the properties to buyers, we will not provide any estimates of cap rates or values or provide any further information on the progress of the sale or sales until we have non-contingent contracts and Board approvals in place.

Expected closing: fourth quarter 2006 to first quarter 2007. Closing to occur, at the earliest, late November to early December, 2006

Financial performance: 2005 NOI consolidated of $19.3 million
(NOI is before management fee and before reserve for capital expenditures)